SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

RELEVANT FACT

     EMBRATEL PARTICIPAÇÕES S.A.
Public Company
Corporate Taxpayer Registry n.º 02.558.124/0001 -12

EMBRATEL PARTICIPAÇÕES S.A. (“EMBRAPAR”), in accordance to the requirements of Comissão de Valores Mobiliários (CVM) Instruction # 358/2002 (Instrução CVM n.º 358/2002), informs its shareholders and the public in general that the management of Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”) and of Net Serviços de Comunicação S.A. (NET) have at this date, signed agreements that permit the use by Embratel of NET’s network and of various support services to be provided by NET to Embratel.

These agreements support the partnership between Embratel and NET for the launch of a joint triple play offering for the residential market. Triple play is an integrated voice, broadband and video offering through a single network infrastructure, where the services will be joint billed by the companies. In this offer Embratel will not only benefit from NET´s network, but it also will access its subscribers base and its distribution channels.

Among the contracts signed is the “Contrato de Locação de Fibra Ótica” (Optic Fiber Lease Contract) that permits Embratel to lease NET’s surplus fiber. This agreement allows Embratel to increase its access network to the market as a whole and represents an important step for the Company to speed up the time to market of integrated telecommunication services (local and long distance voice, data, broadband, Internet, image and outsourcing).

For more information on the company please see www.embratel.com.br/ir

Rio de Janeiro, November 22nd, 2005.

EMBRATEL PARTICIPAÇÕES S.A.
ISAAC BERENSZTEJN
INVESTOR RELATIONS DIRECTOR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.